UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

Hohstrasse 1, 8302 Kloten

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On July 31, 2026, NewcelX Ltd., a corporation incorporated under the laws of Switzerland (the “Company”), issued a press release titled: “NewcelX Announces Pricing of $1.4 Million Equity Financing at 20% Premium Pricing.” A copy of this press release is furnished herewith as Exhibit 99.1.

The first, second, third, fourth, sixth and seventh paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-268690, 333-269220, 333-295770 and 333-284811), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NewcelX Announces Pricing of $1.4 Million Equity Financing at 20% Premium Pricing”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: July 31, 2026	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

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